Exhibit 2.1

SECOND AMENDMENT TO

ASSET PURCHASE AGREEMENT

This Second Amendment to Asset Purchase Agreement (this “Second Amendment”) is made and entered into as of February 25, 2025, by and between Datavault AI Inc. (f/k/a WiSA Technologies, Inc.), a Delaware corporation (together with its successors, “Purchaser”), and CompuSystems, Inc., an Illinois corporation (“Seller”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Purchase Agreement (as defined below).

WHEREAS, the Asset Purchase Agreement was made and entered into as of December 19, 2024, and amended as of December 30, 2024, by and among Purchaser and Seller (the “Purchase Agreement”), pursuant to which the Company has agreed to purchase, assume and accept from Seller all of the rights, title and interests in, to and under the assets and interests used in the Acquired Business, and products and services solely to the extent they utilize the Transferred Assets, including Seller’s customer contracts, trademarks, and other intellectual property;

WHEREAS, Section 11.8 of the Purchase Agreement provides that the Purchase Agreement may be amended, supplemented or otherwise modified by a written instrument executed by both Seller and Purchaser; and

WHEREAS, Purchaser and Seller desire to amend the Purchase Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Second Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.                Amendment to Section 1.1. The following definitions shall be added to Section 1.1:

“Initial Convertible Note” shall mean a convertible promissory note in the principal amount of $5,000,000 by Purchaser to Seller on terms substantially similar the First Convertible Note and Second Convertible Note and with an interest rate of ten percent (10%) per annum and a maturity date by which the principal balance and all accrued interest under the promissory note has to be paid in full of no later than two years after the Closing Date, provided, however that if said promissory note has not been satisfied in full within three (3) months after the Closing Date, then at Seller’s option, it shall be convertible to common stock of the Purchaser in increments of $500,000, at a price of $1.14 per share. After the Initial Capital (as defined below) is raised, the principal amount and all accrued interest under the Initial Convertible Note shall be paid in full, without penalty, within three (3) Business Days after Purchaser raises an additional amount of capital totaling at least $15,000,000 (“Additional Capital”). Purchaser shall use commercially reasonable efforts to raise the Additional Capital amount as soon as practicable.

“Cost Reimbursement” shall mean the sum of five hundred thousand dollars ($500,000) to be paid by Purchaser to Seller at the Closing as reimbursement of certain audit, review, reporting, legal, and other closing costs and expenses Seller has incurred and will incur associated with the Closing, its timing, and the actions contemplated thereby.

2.               Amendment to Section 3.1. Section 3.1 of the Purchase Agreement shall be amended in its entirety to read as follows:

(a)	On the terms and subject to the conditions set forth herein, the consideration payable in respect of the sale, assignment and delivery of the Transferred Assets shall consist of: (i) the Exclusivity Payment Fee, (ii) the Breakup Fee, (iii) an amount in cash equal to $5,000,000 (the “Closing Cash Consideration”), (iv) 10,600,000 validly issued, fully paid and nonassessable shares of restricted Common Stock(the “Closing Stock Consideration”), (v) $5,000,000 payable in the form of the Initial Convertible Note; (vi) $5,000,000 payable in the form of the First Convertible Note by Purchaser to Seller, (vii) $5,000,000 payable in the form of the Second Convertible Note by Purchaser to Seller, and (viii) the assumption of the Transferred Liabilities, which clauses (i) through (viii) above, collectively, shall comprise the total consideration to be paid for the Transferred Assets (collectively, the “Purchase Price”). The Parties acknowledge that Purchaser will not be assuming any Excluded Liabilities and that Seller will remain responsible for all Excluded Liabilities.

(b)	At the Closing, Purchaser shall:

(i)	deliver an amount in cash to Seller equal to the Closing Cash Consideration;

(ii)	issue to Seller an aggregate amount of shares of Common Stock equal to the Closing Stock Consideration;

(iii)	issue to the Seller the Initial Convertible Note; and

(iv)	issue to Seller the First Convertible Note and the Second Convertible Note.

3.               Amendment to Section 6.15. Section 6.15 of the Purchase Agreement shall be amended in its entirety to read as follows:

Purchaser shall obtain the prior written consent of the requisite stockholders (the “Stockholder Consent”) to obtain the Purchase Stockholder Approval, and inform the stockholders of the Company of the receipt of the Stockholder Consent by preparing and filing with the U.S. Securities and Exchange Commission, within two (2) Business Days after Purchaser files its Annual Report on Form 10-K, an information statement with respect thereto. In the event Purchaser is unable to obtain such prior written consent, then Purchaser shall establish a record date for a special general meeting of its stockholders (the “Purchaser Stockholders Meeting”) for the purpose of seeking the Purchaser Stockholder Approval, which record date shall be as promptly as possible following the date hereof, and (A) duly convene and give notice of the Purchaser Stockholders Meeting as promptly as practicable, and mail a proxy statement (such proxy statement and any amendment thereof or supplement thereto, the “Proxy Statement”) to the stockholders of Purchaser, which Proxy Statement shall be filed within 20 Business Days from the Closing, and (B) hold the Purchaser Stockholders Meeting, and use commercially reasonable efforts to solicit the Purchaser Stockholder Approval. Purchaser may postpone, recess or adjourn the Purchaser Stockholders Meeting (i) with the consent of the Seller, (ii) to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholder of Purchaser within a reasonable amount of time in advance of the Purchaser Stockholders Meeting, (iii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum or to obtain the Purchaser Stockholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Purchaser Stockholder Approval, as applicable, or (iv) as may be required by applicable Law or the charter documents of Purchaser.

4.               Amendment to Section 6.19. Section 6.19 of the Purchase Agreement shall be amended in its entirety to read as follows:

Seller closed an asset purchase with EventsPass Inc., a Delaware corporation (“EventsPass”) on terms as set forth in the Asset Purchase Agreement provided to Purchaser on February 16, 2025 (the “EventsPass APA”). For purposes of clarity, upon Closing, the assets and rights acquired by Seller pursuant to the EventsPass APA shall be Transferred Assets under this Agreement and the Assumed Liabilities under the EventsPass APA shall be Transferred Liabilities under this Agreement, including without limitation, Seller’s liabilities and obligations under the EventsPass APA with respect to (a) any payments required as part of the Earnout (as defined in Section 3.1(d) of the EventsPass APA) and (b) the obligations of Seller pursuant to Section 10.7 of the EventPass APA relating to the sale of the EventsPass “Intellectual Property” as a standalone asset during the “Earnout Period” (as those terms are defined in the EventsPass APA).

5.               Amendment to Section 7.2(n). Section 7.2(n) of the Purchase Agreement shall be amended in its entirety to read as follows:

Financing. Purchaser shall have closed an offering or financings by no later than March 31, 2025 resulting in aggregate gross proceeds to Purchaser of at least $15,000,000, from one or more investors and/or financial institutions (the “Initial Capital”).

6.               Amendment to Section 8.2. Section 8.2 shall be amended in its entirety to read as follows:

At the Closing, Purchaser shall (i) deliver to Seller the Purchase Price as set forth in Section 3.1(b), (ii) deliver to Seller the Cost Reimbursement, and (iii) deliver to Seller the following in such form and substance as are reasonably acceptable to Seller:

(a)	an executed copy of a Bill of Sale, Assignment and Assumption Agreement, in a form to be mutually agreed between the Parties, reflecting the assignment of the Transferred Assets and assumption of the Transferred Liabilities (the “Bill of Sale, Assignment and Assumption Agreement”);

(b)	the documents described in Section 7.3;

(c)	transfer agent instructions (i) to issue stock certificate(s) evidencing the Closing Stock Consideration being issued to Seller and (ii) to register in its books and records the number of the shares issued and transferred by Purchaser hereunder; and

(d)	such other documents and instruments (if any) as counsel for Purchaser and Seller mutually agree to be reasonably necessary to consummate the transactions described herein.

7.               Amendment to Section 10.1(b). Section 10.1(b) of the Purchase Agreement shall be amended in its entirety to read as follows:

after April 30, 2025 (the “Outside Date”), by any Party by delivery of a written notice to the other Party in accordance with Section 11.1 if the Closing shall not have been consummated on or prior to 5:00 pm Eastern Time on the Outside Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose failure or whose Affiliate’s failure to perform any of its representations, warranties, covenants or other obligations under this Agreement has been the primary cause of, or otherwise primarily resulted in, the failure of the Closing to occur on or prior to such date;

8.               Deletion of Section 10.4(b). Section 10.4 of the Purchase Agreement is deleted in its entirety.

9.               Amendment to Exhibit B. For the avoidance of any doubt, Exhibit B to the Purchase Agreement (Excluded Assets) is clarified by adding the following language to reflect that item “(l)” was and is an Excluded Asset:

(l) any and all technology, software, source code, intellectual property, functionality, deliverables, products, and work product of any kind provided by A4Safe, Inc. to Seller or developed by A4Safe, Inc. for Seller (“A4Safe-Related Items”), as well as any rights of Seller in or to such A4Safe-Related Items.

10.           Consideration. In consideration of Seller agreeing to the terms of this Second Amendment, Purchaser shall (a) pay Seller the Cost Reimbursement at the Closing and (b) upon signing this Second Amendment, instruct the Escrow Agent to release the Breakup Fee of one million dollars ($1,000,000) from the Escrow Account and pay it to Seller within three (3) Business Days of the execution of this Second Amendment.

11.           No Other Modification. Except as specifically amended by the terms of this Second Amendment, all terms and conditions set forth in the Purchase Agreement shall remain in full force and effect, as applicable.

12.           Governing Law. This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

13.           Entire Agreement. This Second Amendment contains the entire agreement and understanding of the parties hereto with respect to the subject matter contained therein and may not be contradicted by evidence of any alleged oral agreement.

14.           Further Assurances. Each party to this Second Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Second Amendment.

15.           Counterparts. This Second Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which, together, shall constitute one and the same instrument. Facsimile, .pdf and other electronic execution and delivery of this consent is legal, valid and binding for all purposes.

16.           Headings. The descriptive headings of the various provisions of this Amendment are inserted for convenience of reference only and shall not be deemed to affect the meaning or construction of any of the provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment to be effective for all purposes as of the date first above written.

DATAVAULT AI INC.

By:	/s/ Nathaniel Bradley
Name: Nathaniel Bradley
Title: Chief Executive Officer

COMPUSYSTEMS, INC.

By:	/s/ Mark LoGiurato
Name: Mark LoGiurato
Title: Chief Executive Officer

[Signature Page to Second Amendment to Asset Purchase Agreement]